EXHIBIT 99.5

ALDEN GLOBAL CAPITAL, LLC

CONFIDENTIAL

December 14, 2020

Tribune Publishing Company

160 N. Stetson Ave

Chicago, Illinois 60601

Attn:     The Board of Directors

Re: Non-Binding Proposal & Inquiry

To the Board of Directors (the “Board”):

Alden Global Capital, LLC, a Delaware limited liability company (“Alden” or “we”), is a New York-based investment firm focused on catalyst driven investing. Among other investments, we own a majority of the issued and outstanding capital stock of the parent company of MediaNews Group, Inc., one of the leading newspaper operators in the U.S., with approximately 200 publications including The Denver Post, The Mercury News, The Orange County Register and The Boston Herald. As you are aware, we own approximately 32% of the issued and outstanding stock of Tribune Publishing Company (“Tribune” or the “Company”), and pursuant to our Amended & Restated Cooperation Agreement (the “Cooperation Agreement”) with the Company, we have nominated three people serving on the Board.

We believe that, as a private company, Tribune would be able to unlock significant strategic and financial value, thereby allowing us (together with MNG Enterprises, Inc. (“MNG”) and certain funds or other affiliates of Alden, the “Alden Purchasers”) to make an offer to acquire all of the common stock of Tribune not already owned by Alden or the Alden Purchasers (the “Transaction”) at a price equal to $14.25 per share, which represents a substantial 32.15% premium to the volume weighted average price of Tribune’s common stock over the last 365 days. We are working with an experienced team of advisors including Moelis & Company LLC, as financial advisor, and Akin Gump Strauss Hauer & Feld LLP, as legal counsel. We (1) anticipate very limited due diligence and (2) can fully finance the Transaction with cash on hand at the Alden Purchasers and MNG, as a result of which we will have no financing conditions and will not require third party debt or equity to finance the Transaction. Therefore, we are confident that we can move forward with negotiating definitive documentation for the Transaction immediately, with the goal of entering into a binding material definitive agreement within two to three weeks, which we believe would maximize value, speed and certainty for Tribune’s other stockholders.

Any proposed Transaction would be subject to certain non-waivable conditions: First, we insist that you would establish a special committee of independent members of the Board (the “Special Committee”), which would be authorized and empowered to retain its own independent legal and financial advisors, to review this proposal or any other proposal we may make to determine whether it is in the best interests of Tribune and its stockholders (other than Alden) and negotiate final terms with the Alden Purchasers. We will not move forward with any Transaction unless it is approved and recommended by the Special Committee. Second, the definitive agreement governing the Transaction (the “Transaction Agreement”) resulting from this or any other proposal would include a non-waivable condition that, in addition to any other stockholder vote necessary to approve the Transaction, the Transaction must also be approved by the holders of two-thirds of Tribune’s stock not owned by the Alden Purchasers. Finally, we will not use our position as a significant stockholder or ability to nominate directors (through both the Cooperation Agreement and as stockholders) to coerce the other stockholders to vote in favor of this transaction.

You should be aware that, in our capacity as stockholders, the Alden Purchasers only are interested in acquiring the outstanding shares of Tribune that they do not already own. The Alden Purchasers are not interested in selling their Tribune stock to another party and have no intention to vote in their capacity as stockholders in favor of any such transaction. Nevertheless, we can assure you that, if a Transaction does not occur, whether because (1) we do not make a definitive proposal, (2) the Special Committee, after consulting with its advisors, does not approve any proposal we make or (3) the requisite two-thirds stockholder vote is not obtained, our relationship with Tribune will not be adversely affected, and we would intend to remain as a long-term stockholder of Tribune.

In addition, on December 11, 2020, we had a brief conversation with Stewart Bainum, Jr., a third party investor unaffiliated with Alden (the “Investor”), to hear, on a high level, the Investor’s interest in respect of certain assets of Tribune (which interest the Investor has previously presented to the Board). We have concluded that while our proposal is not contingent on reaching any agreement, arrangement or understanding with the Investor, a joint Transaction involving the Alden Purchasers, the Investor and Tribune may be worth exploring for all interested parties. However, we are aware of both (1) the potential restrictions the Alden Purchasers and the Investor may be subject to under the Rights Agreement, dated as of July 28, 2020, by and between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agreement”).

As a result, prior to proceeding with any further discussions with the Investor (in order to determine if a potential joint Transaction is even possible or desirable), we ask that the independent directors of the Board confirm their agreement with our interpretation of the Rights Agreement that the Alden Purchasers (1) engaging in more detailed discussions with the Investor regarding the terms of a strategic transaction involving Tribune in a manner reasonably sufficient for the Alden Purchasers and the Investor to make a joint proposal to the Board regarding a Transaction, and (2) to the extent such discussions prove fruitful, the Alden Purchasers and the Investor approaching the Board directly with a joint proposal – in accordance with the terms set out in this letter – in respect of a Transaction, would not, in either case, be deemed to be “Acting in Concert” as such term is used and defined in the Rights Agreement, and therefore would not result in a “Section 9(a)(ii) Event” as such term is used in and defined in the Rights Agreement.

Please be aware that this proposal is an expression of interest only, and we reserve the right to withdraw or modify our proposal in any manner. Furthermore, in respect of the Investor, this Letter is a preliminary inquiry requesting clarification in respect of our interpretation of the Rights Agreement prior to engaging in any substantive discussions with the Investor, and we reserve the right not to pursue a joint transaction of any kind with the Investor. This Letter does not include or constitute an offer to acquire Tribune or any securities or assets of Tribune, or a proposal of definitive terms for any transaction. You should also be aware that no relationship exists between Alden and the Investor, nor is there any agreement, arrangement or understanding as between us and the Investor in respect of a potential Transaction. If and when agreed upon by Alden, Tribune (acting through the Special Committee) and, if applicable, the Investor, the terms of the Transaction will be set forth in the Transaction Agreement, executed by the Alden Purchasers, Tribune and, if applicable, the Investor. The parties reserve the right to decline for any reason, and without obligation or liability, to enter into any such agreements.

We are keenly interested in working constructively with the Special Committee, with the goal of getting to a successful transaction with value, speed and certainty. We look forward to receiving a response to this non-binding proposal and inquiry in an expeditious manner.

[Signature page follows]

Sincerely,

/s/ Randall D. Smith

On Behalf of Alden Global Capital LLC
Randall D. Smith

[Signature Page to December 2020 Alden Letter to Tribune]